Alternative Liquidity Capital

Minnetonka, Minnesota

January 19, 2022

Re: Offer to Purchase Shares of NanoFlex Power Corporation. (OPVS)

Dear Investor:

Great news!  Now you can get cash for your shares in NanoFlex Power Corporation (OPVS) Alternative Liquidity Index LP is offering to purchase for cash up 13,132,600 Shares of NanoFlex Power Corporation (the “Shares”) at a price of $0.01 per Share.   This Offer is subject to the conditions set forth in our Offer to Purchase dated January 19, 2022 and the attached Assignment Form. Investors should consider the following:

•The Shares are traded on the OTC Markets Expert Market under the symbol “OPVS”, but overall trading volume is low.   According to https://www.otcmarkets.com :  “OTC Markets Group may designate securities for quoting on the Expert Market when it is not able to confirm that the company is making current information publicly available under SEC Rule 15c2-11, or when the security is otherwise restricted from public quoting.”

•Thinly traded securities like OPVS can be very difficult to sell.  Our offer provides the opportunity to GET CASH PROMPTLY for your Shares.

•The Shares last traded at $0.0002 per share.  The Purchase Price of $0.01 per share is at a premium to the most recent trading price as of the date of this offer.

An Assignment form is enclosed which you can use to tender your Shares.  Please complete and execute this Assignment Form in accordance with the enclosed instructions and return it to the Purchaser. Please read the entire Offer to Purchase before tendering your Shares.

The OTC Markets website designates the Company as “Delinquent SEC Reporting.” The Purchase Price offered is based solely upon the Purchaser’s own independent assessment of Share value, based solely on its analysis of the information contained on the company’s web site (https://www.nanoflexpower.com), SEC EDGAR database (https://www.sec.gov), and OTC Markets (https://www.otcmarkets.com)  such sites being accessible by all persons wishing to do so. All tendering shareholders are encouraged to engage in their own, independent valuation analysis before making a decision respecting this Offer.

Unless extended, our offer will expire at 11:59 pm New York Time on March 15, 2022

                                                           Kind regards,

Alternative Liquidity Index LP

(888)884-8796

info@alternativeliquidity.net